THIS NOTE AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**ACT**"), OR UNDER THE SECURITIES LAWS OF ANY STATE IN THE UNITED STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE ISSUER THAT SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION OTHERWISE COMPLIES WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

RANCH HAND SUPPLY CO. LLC

CONVERTIBLE PROMISSORY NOTE

$[AMOUNT] [EFFECTIVE DATE]

FOR VALUE RECEIVED, Ranch Hand Supply Co. LLC, a Texas limited liability company (the "**Company**") promises to pay to __________________ ("**Investor**"), or such Investor's registered assigns, the principal sum of $[AMOUNT]________, together with simple interest from the date of this Convertible Promissory Note (this "**Note**") on the unpaid principal balance at a rate equal to 8% per annum, computed on the basis of the actual number of days elapsed and a year of 365 days.

The following is a statement of the rights of Investor and the conditions to which this Note is subject, and to which Investor, by the acceptance of this Note, agrees:

1. ***Payments***.

(a) *Maturity*. All unpaid principal, together with any then unpaid and accrued interest, shall be due and payable on the earlier of (i) 15 days after receipt by the Company from Investor of a written demand for payment, which demand shall not be made prior to date that is 24 months from first note issuance (the "**Maturity Date**"), or (ii) when, upon the occurrence and during the continuance of an Event of Default, such amounts are declared due and payable by the Investor or made automatically due and payable, in each case, in accordance with the terms hereof.

(b) *General*. Payment on the Note shall be in lawful money of the United States of America, and applied first to accrued interest and thereafter to the outstanding principal balance of the Note.

(c) *Interest*. Accrued interest on this Note shall be payable at maturity.

(d) *Voluntary Prepayment*. Any outstanding principal and accrued interest on this Note may be prepaid without penalty upon the written consent of the Investor.

2. ***Definitions***. As used in this Note, the following capitalized terms have the following meanings:

"**Cap Price**" shall mean the quotient obtained by dividing the Valuation Cap by (ii) the total number of Company units outstanding immediately prior to the initial closing of the Qualified Financing, Unit Optional Conversion or Change of Control Conversion, as applicable (assuming, without duplication, full conversion or exercise of all outstanding convertible securities, rights, options and warrants, and, in the case of a Qualified Financing or Unit Optional Conversion only, the issuance of all units reserved for grant

pursuant to the Company's equity incentive plans, but in all cases excluding conversion of the Note and other convertible instruments converted into units in connection with such transaction).

"**Change of Control**" shall mean (i) any reorganization, merger or consolidation of the Company, other than (A) a conversion of the Company from a limited liability company into a corporation, if applicable, or (B) a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (ii) a sale, lease or other disposition of all or substantially all of the assets of the Company, in each case, under (i) or (ii), other than as a result of the sale and issuance of the Company's units with the principal purpose of raising capital.

"**Class D Units**" shall mean the Company's limited liability company interests designated as "Class D Units", holding the rights and preferences provided for in the Company's Amended and Restated Limited Liability Company Agreement, as the same may be amended and or restated from time to time.

"**Common Units**" shall mean a newly created class of the Company's limited liability company interests, to be designated as "Common Units."

"**Conversion Price**" shall mean a price per unit equal to the lesser of (i) 80% of the cash price per unit paid by the other purchasers of the Preferred Units sold in the Qualified Financing and (ii) the Cap Price.

"**Event of Default**" has the meaning given in **Section 3** hereof.

"**Investor**" shall mean the Person specified in the introductory paragraph of this Note or any Person who shall at the time be the registered holder of this Note.

"**Person**" shall mean and include an individual, a partnership, a corporation (including a business trust), a joint stock company, a limited liability company, an unincorporated association, a joint venture or other entity or a governmental authority.

"**Preferred Units**" shall mean Preferred Units or similar preferred limited liability company interests, as applicable, of the Company.

"**Qualified Financing**" shall mean a transaction or series of transactions occurring on or after December 31, 2022, pursuant to which the Company issues and sells Preferred Units that do not rank junior to the Company's Class D Units with respect to their rights, preferences and privileges for aggregate gross proceeds of at least $1,000,000 (excluding all proceeds from the incurrence of indebtedness or other convertible instruments that are converted into such Preferred Units, or otherwise cancelled in consideration for the issuance of such Preferred Units) with the principal purpose of raising capital.

"**Valuation Cap**" shall mean $36,000,000.

References to "**units**" herein shall mean units or limited liability company interests, as applicable, of the Company.

3. ***Events of Default***. If there shall be any Event of Default hereunder, at the option and upon the declaration of the Investor and upon written notice to the Company (which election and notice shall not be required in the case of an Event of Default under **Section 3(c)** or **3(d)**), this Note shall accelerate and all principal and unpaid accrued interest shall become due and payable, without presentment, demand, protest

or any other notice of any kind, all of which are hereby expressly waived, anything contained herein to the contrary notwithstanding. The occurrence of any of the following shall constitute an "**Event of Default**" under this Note:

(a) *Failure to Pay*. The Company shall fail to pay when due any principal or interest payment on the due date hereunder and such payment shall not have been made within fifteen (15) days of the Company's receipt of written notice to the Company of such failure to pay;

(b) *Breach of Covenant*. The Company shall default in its performance of any covenant under any Note and such failure shall continue for fifteen (15) business days after the Company's receipt of written notice to the Company of such failure;

(c) *Voluntary Proceeding*. The Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

(d) *Involuntary Proceeding*. An involuntary petition is filed against the Company (unless such petition is dismissed or discharged within 60 days under any bankruptcy statute now or hereafter in effect), or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company.

In addition to the right of repayment, upon the occurrence and during the continuance of any Event of Default, the Investor may exercise any other right power or remedy granted to it or permitted to it by law, either by suit in equity or by action at law, or both.

4. ***Conversion***.

(a) *Automatic Conversion.* If a Qualified Financing occurs on or prior to the Maturity Date, then the outstanding principal amount of this Note and all accrued and unpaid interest on this Note shall automatically convert into fully paid and nonassessable Preferred Units issued in such Qualified Financing at the Conversion Price.

(b) *Conversion at Maturity.* At any time after the Maturity Date, if any principal or interest under this Note is then outstanding, then, at the election of the Investor, and at such time thereafter as designated thereby, the outstanding principal amount of this Note and all accrued and unpaid interest on this Note will automatically convert into fully paid and nonassessable Common Units at a price per unit equal to the Cap Price (the "**Unit Optional Conversion**").

(c) *Conversion or Prepayment Premium upon a Change of Control.* If a Change of Control occurs prior to a Qualified Financing, then at the election of the Investor either: (i) the Investor shall be paid a prepayment premium equal to all accrued and unpaid interest due on this Note as of immediately prior to such Change of Control *plus* one hundred percent (100%) of the outstanding principal amount of this Note, and the Note shall thereafter be cancelled and be of no further force or effect, whether or not it is delivered to the Company for cancellation; or (ii) the outstanding principal amount of this Note and all accrued and unpaid interest on this Note shall automatically convert as of immediately prior to such Change of Control into fully paid and nonassessable Common Units at a price per unit equal to the Cap Price (the "**Change of Control Conversion**").

(d) *Conversion Procedure.*

(i) Automatic Conversion. If this Note is to be automatically converted pursuant to **Section 4(a)**, written notice thereof shall be delivered to Investor at the address last shown on the records of the Company for Investor or given by Investor to the Company specifying the Conversion Price, the principal amount of the Note to be converted, together with all accrued and unpaid interest, the date on which such conversion is expected to occur and calling upon such Investor to surrender to the Company, in the manner and at the place designated, the Note. Upon such conversion of this Note, Investor hereby agrees to execute and deliver to the Company all transaction documents entered into by other purchasers participating in the Qualified Financing, including, if requested by the Company, a purchase agreement, an investors' rights agreement and other ancillary agreements, with customary representations and warranties and transfer restrictions (including, without limitation, a 180-day lock-up agreement in connection with an initial public offering). Investor also agrees to deliver the original of this Note (or a notice to the effect that the original Note has been lost, stolen or destroyed and an agreement acceptable to the Company whereby the holder agrees to indemnify the Company from any loss incurred by it in connection with this Note) at the closing of the Qualified Financing for cancellation; *provided, however*, that upon the closing of the Qualified Financing, this Note shall be deemed converted and of no further force and effect, whether or not it is delivered for cancellation as set forth in this sentence. Any conversion of this Note pursuant to **Section 4(a)** shall be deemed to have been made immediately prior to the closing of the Qualified Financing and on and after such date the Persons entitled to receive the units issuable upon such conversion shall be treated for all purposes as the record holder of such units. In connection with such conversion, the Company will have the right to set a reference date for the conversion of accrued interest under this Note (which reference date shall be no sooner than five (5) business days prior to the closing of the Qualified Financing), such that interest accrued through such reference date will be converted and the balance of such accrued interest thereafter shall be paid in cash.

(ii) Unit Optional Conversion or Change of Control Conversion. If this Note is being converted into Common Units pursuant to **Sections 4(b)** or **(c)**, Investor shall deliver to the Company the original Note (or a notice stating that the original Note has been lost, stolen or destroyed and an agreement acceptable to the Company whereby the holder agrees to indemnify the Company from any loss incurred by it in connection with this Note) for cancellation and, unless this Note is being automatically converted pursuant to **Sections 4(b)** or **(c)**, give written notice to the Company at its principal corporate office of the election to convert the same pursuant to **Sections 4(b)** or **(c)**, as applicable, and shall state therein the amount of the outstanding principal and all accrued and unpaid interest on this Note to be converted. Upon such conversion, Investor hereby agrees to execute and deliver to the Company all transaction documents as requested by the Company, including an agreement that contains customary representations and warranties and transfer restrictions (including, without limitation, a 180-day lock-up agreement in connection with an initial public offering). Any conversion of this Note pursuant to **Sections 4(b)** or **(c)** shall be deemed to have been made upon the satisfaction of all of the conditions set forth in this **Section 4(d)(ii)** and on and after such date the Persons entitled to receive the units issuable upon such conversion shall be treated for all purposes as the record holder of such units; *provided*, *however*, in the event that this Note is being automatically converted pursuant to **Sections 4(b)** or **(c)**, the conversion of this Note shall be deemed to have been made on the date specified by the Investor, and this Note shall be of no further force and effect, whether or not it is delivered for cancellation.

(iii) Fractional Units; Effect of Conversion. No fractional units shall be issued upon conversion of this Note. In lieu of the Company issuing any fractional units to the Investor upon the conversion of this Note, the Company shall pay to Investor an amount equal to the product obtained by multiplying the applicable conversion price by the fraction of a unit not issued pursuant to the previous sentence. Upon conversion of this Note in full and the payment of the amounts specified in this paragraph, Company shall be forever released from all its obligations and liabilities under this Note and this Note shall be deemed of no further force or effect, whether or not the original of this Note has been delivered to the Company for cancellation.

5. ***Representations and Warranties of the Investor***. The Investor hereby represents and warrants to the Company that the statements contained in the following paragraphs of this **Section 5** are all true and correct as of the date of this Note:

(a) *Securities Law Compliance*. The Investor has been advised that the Note and the securities issuable upon conversion thereof (collectively, the "**Securities**") have not been registered under the Act or any state securities laws and, therefore, cannot be resold unless they are registered under the Act and applicable state securities laws or (if the Note is deemed to be securities) unless an exemption from such registration requirements is available. The Investor is aware that the Company is under no obligation to effect any such registration with respect to the Securities or to file for or comply with any exemption from registration. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment, and is able to bear the economic risk of such investment for an indefinite period of time.

(b) *Access to Information*. The Investor acknowledges that the Company has given the Investor access to the corporate records and accounts of the Company and to all information in its possession relating to the Company, has made its officers and representatives available for interview by the Investor, and has furnished the Investor with all documents and other information required for the Investor to make an informed decision with respect to the purchase of the Securities.

6. ***Information Rights.*** So long as the Note is outstanding, the Company will furnish to the Investor upon request and when available (i) annual unaudited financial statements for each fiscal year of the Company, including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such year, all prepared in accordance with generally accepted accounting principles and practices; and (ii) quarterly unaudited financial statements for each fiscal quarter of the Company (except the last quarter of the Company's fiscal year), including an unaudited balance sheet as of the end of such fiscal quarter, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such quarter, all prepared in accordance with generally accepted accounting principles and practices, subject to changes resulting from normal year-end audit adjustments. If the Company has audited records of any of the foregoing, it shall provide those in lieu of the unaudited versions.

7. ***Confidentiality***. Anything in this Note to the contrary notwithstanding, no Investor by reason of this Note shall have access to any trade secrets or classified information of the Company. The Company shall not be required to comply with any information rights in respect of any Investor whom the Company reasonably determines to be a competitor or an officer, employee, director or holder of five percent (5%) or more of a competitor. The Investor agrees that they will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Note other than disclosure to the Investor's attorneys, accountants, consultants, and other professionals, to the extent necessary to obtain their services in connection with monitoring the Investor's investment in the Company.

8. ***Miscellaneous***.

(a) *California Securities Laws (if Applicable).* THE SALE OF THIS NOTE AND THE SECURITIES ISSUABLE UPON CONVERSION THEREOF HAVE NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF SUCH SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION FOR SUCH SECURITIES PRIOR TO SUCH QUALIFICATION IS UNLAWFUL, UNLESS THE SALE OF SECURITIES IS EXEMPT FROM QUALIFICATION BY SECTION 25100, 25102 OR 25105 OF THE CALIFORNIA CORPORATIONS CODE. THE RIGHTS OF ALL PARTIES

TO THIS NOTE ARE EXPRESSLY CONDITIONED UPON SUCH QUALIFICATION BEING OBTAINED, UNLESS THE SALE IS SO EXEMPT.

(b) *Assignment and Transfer.*

(i) The rights and obligations of the Company and Investor shall be binding upon and benefit the successors, assigns, heirs, administrators and transferees of the parties. This Note may be transferred only upon its surrender to the Company for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Thereupon, this Note shall be reissued to, and registered in the name of, the transferee, or a new Note for like principal amount and interest shall be issued to, and registered in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

(ii) As a condition to any transfer of this Note, the Company may in its sole discretion require a written opinion of Investor's counsel, or other evidence if reasonably satisfactory to the Company, to the effect that such offer, sale or other distribution may be effected without registration or qualification under any federal or state law then in effect. Each Note thus transferred and each certificate representing the securities thus transferred shall bear a legend as to the applicable restrictions on transferability in order to ensure compliance with the Act, unless in the opinion of counsel for the Company such legend is not required in order to ensure compliance with the Act. The Company may issue stop transfer instructions to its transfer agent in connection with such restrictions.

(c) *Waiver and Amendment.* Any provision of this Note may be amended, waived or modified upon the written consent of the Company and the Investor.

(d) *Notices.* All notices, requests, demands, consents, instructions or other communications required or permitted hereunder shall be in writing and mailed, e-mailed or delivered to each party at the respective address or e-mail address set forth below such party's name on the signature page hereto (or, in each case, at such other address or e-mail address as such party shall have furnished to the other party in writing). All such notices and communications will be deemed effectively given the earlier of (i) when received, (ii) when delivered personally, (iii) when sent, if sent by electronic mail during the recipient's normal business hours, and if not sent during normal business hours, then on the recipient's next business day, (iv) one business day after being deposited with an overnight courier service of recognized standing or (v) four days after being deposited in the U.S. mail, first class with postage prepaid.

(e) *Usury.* In the event any interest is paid on this Note, or a fee that is deemed interest, which is in excess of the then applicable legal maximum rate, then that portion of the interest payment representing an amount in excess of the then applicable legal maximum rate shall be deemed a payment of principal and applied against the principal of this Note.

(f) *No Rights as a Member*. Nothing contained herein shall entitle Investor to any rights as a member of the Company or to be deemed the holder of any securities that may be construed to confer upon Investor, as such, any right to vote on, give or withhold consent to, or to receive notice of, any meeting or corporate or other member action relating to the Company.

(g) *Further Assurances.* The Investor agrees and covenants that at any time and from time to time the Investor will promptly execute and deliver to the Company such further instruments and documents and take such further action as the Company may reasonably require in order to carry out the full intent and purpose of this Note and to comply with state or federal securities laws or other regulatory approvals.

(h) *Expenses.* If action is instituted to collect this Note, the Company promises to pay all costs and expenses, including, without limitation, reasonable attorneys' fees and costs, incurred in connection with such action.

(i) *Delays or Omissions*. It is agreed that no delay or omission to exercise any right, power or remedy accruing to the Investor, upon any breach or default of the Company under this Note shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. This Note shall be void and of no force or effect in the event that the Investor fails to remit the full principal amount to the Company within five calendar days of the date of this Note.

(j) *Entire Agreement*. This Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof, and no party shall be liable or bound to any other party in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein

(k) *Governing Law.* This Note and all actions arising out of or in connection with this Note shall be governed by and construed in accordance with the laws of the State of Texas, without regard to the conflicts of law provisions of the State of Texas, or of any other state.

(l) *Waiver of Jury Trial.* BY ACCEPTANCE OF THIS NOTE, INVESTOR HEREBY AGREES AND THE COMPANY HEREBY AGREES TO WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS NOTE.

(m) *Counterparts.* This Note may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same Note.

(*Signature Page Follows*)

The Company has caused this Note to be issued as of the date first written above.

COMPANY:

RANCH HAND SUPPLY CO. LLC

By: Founder Signature
Name: [FOUNDER_NAME]
Title: [FOUNDER_TITLE]

Address: 12501 Pauls Valley Rd, Unit D
Austin, Texas 78737
E-mail: brian@ranchriderspirits.com

INVESTOR

Investor Signature
____

By:______________________________
Name: [INVESTOR NAME]
Its: [INVESTOR TITLE]